THE3RDBEVCO, INC.

February 6, 2023

United States Securities and Exchange Commission                                                                      VIA: EDGAR
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The3rdBevCo, Inc.

Offering Statement on Form 1-A
Filed November 17, 2022
File No. 024-12066

To Whom It May Concern:

Further to our receipt of confirmation from your office that all comments on The3rdBevCo, Inc.’s (the “Company”) Offering Statement on Form 1-A, and all such amendments, have been satisfied, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Wednesday, February 8, 2023 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
4.	The Company confirms that FINRA has provided a No Objection Letter in regards to this offering.

We trust the foregoing is in order.

Sincerely,

/s/ Peter Scalise

Peter Scalise, CEO